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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                 Software Publishing Corporation Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   833979 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey Abbey, Esq.
                               Eilenberg & Zivian
                          666 Third Avenue, 30th Floor
                              New York, N.Y. 10017
                                  (212)986-2468
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 23, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.                           13D


                                 Howard Milstein
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            889,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             889,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     889,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                      9.86%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                           13D


                                Ronald L. Altman
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     889,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                      9.86%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                           13D


                                 Michael Jesselson
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     889,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                      9.86%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                           13D


                                 Edward Milstein
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     889,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                      9.86%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1.  Security and Issuer

     This statement relates to the Common Stock, $.001 par value, of Software Publishing Corporations Holdings, Inc., which has its principal executive office at 16 Passaic Avenue, Fairfield, N.J. 07004.


Item 2.  Identity and Background

     The Reporting Persons are Howard Milstein, Edward Milstein, Michael Jesselson and Ronald Altman. The address for Messrs. Milstein is c/o Douglas Elliman, 575 Madison Avenue, New York, NY 10022. The address for Mr. Jesselson is 1301 Avenue of the Americas, Ste. 4101, NY, NY 10019. The address for Mr. Altman is 15 Powder Hill Rd., Waccabuc, NY 10597. Each of the Reporting Persons is a private investor. During the last five years, none of the Reporting Persons have been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     The source of funds was personal and the amount was $919,495.

Item 4.  Purpose of Transaction

     The Reporting Persons acquired the shares of Common Stock for investment purposes. Although they have no current intention to do so, depending on market conditions and other factors, the Reporting Persons may acquire additional shares, or sell all or a portion of their shares, of Common Stock. The Reporting Persons have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

     See Items 7 through 13 of the Schedule 13D cover page.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons and the Issuer entered into a subscription agreement and a registration rights agreement in connection with the purchase of the shares of Common Stock. In addition, the Reporting Persons entered into an agreement regarding their ownership of the shares of Common Stock. Generally, the agreement provides that Messrs. Milstein each have a 25% beneficial interest in the shares of Common Stock and Mr. Jessleson has a 50% beneficial interest. Mr. Altman has a 15% interest in the net profits or losses to the others collectively resulting from the sale of the shares of Common Stock. The agreement also provides that Howard Milstein has sole voting power and dispositive power with regard to all of the shares of Common Stock.



Item 7.  Material to be Filed as Exhibits


     The Agreement Among the Reporting Persons, dated October 23, 1997.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 3, 1997                       /s/ Howard Milstein
                                             -----------------------------------
                                             Signature

                                             Howard Milstein
                                             -----------------------------------
                                             Name/Title





(120496DTI)

     Agreement dated as of October 23, 1997 between Howard Milstein, c/o Douglas Elliman, 575 Madison Avenue, New York, NY 10022 ("HM"), Edward Milstein, c/o Douglas Elliman, 575 Madison Avenue, New York, NY 10022 ("EM"), Michael Jesselson, 1301 Avenue of the Americas, Suite 4101, New York, NY 10019 ("MJ") and Ronald L. Altman, 15 Powder Hill Road, Waccabuc, NY 10597 ("RA").

     Software Publishing Corporation Holdings, Inc. (the "Company") has issued, as of the date hereof (i) 865,000 shares of its common stock in the name of HM (the "HM Shares") and 24,000 shares of its Common Stock in the name of RA (the "RA Shares"; collectively with the HM Shares, the "Shares"), together with an Option (the "Option") to purchase 96,100 shares of Common Stock at an exercise price of $1.2756 per share, exercisable commencing two years from the date hereof and for a period of three years thereafter, in the name of RA.

     The parties have agreed that notwithstanding the record ownership of the HM Shares, the RA Shares and the Option, EM, MJ and RA have a beneficial interest in the HM Shares and HM, EM and MJ have a beneficial interest in the RA Shares and the Option, and the parties desire to reflect their understanding and agreement as to the ownership thereof, as to the transfer, disposition and voting of the Shares and as to the transfer, disposition and exercise of the Option (and the transfer, disposition and voting of the shares of Common Stock exercisable upon the exercise thereof (the "Option Shares")).

     The parties also acknowledge that they are acting as a "group", as defined in Rule 13d- 5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Shares, the Option and the Option Shares and desire to authorize HM to act on behalf of the parties in filing a Schedule 13D and all amendments thereto.

     NOW THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereby agree as follows:

     1. Beneficial Ownership of the Shares and the Proceeds of Sale. The parties agree that their percentage beneficial interest in the Shares is as follows:

                           % of HM Shares                   % of RA Shares
                           --------------                   --------------

         HM                         25%                            25%
         EM                         25%                            25%
         MJ                         50%                            50%
         RA                         *                              *
-------------

     *RA has an interest of 15% in the net profits or losses to HM, EM and MJ collectively resulting from the sale of the Shares, determined by subtracting from the gross proceeds from the sale of all of the Shares (x) the subscription price for the HM Shares, and (y) all commissions and related costs of the sale of the Shares.

     2. Beneficial Ownership of the Option and the Proceeds of Sale.

In the event of the sale of the Option, RA shall receive 50% of the net proceeds thereof (taking into account any sales commissions or related fees) and the balance of the net proceeds shall be divided among HM, EM and MJ in the proportion of 25%, 25% and 50%. If the Option is exercised by HM (pursuant to his authority provided in paragraph 3, below) and the Option Shares are subsequently sold, RA shall receive 50% of the net proceeds thereof (after taking into account the payment of the exercise price and any costs of disposing of the Option Shares) and the balance of such net proceeds shall be divided among HM, EM and MJ in the proportion of 25%, 25% and 50%.

     3. Disposition and Transfer of the Shares and Option Shares; Exercise, Disposition and Transfer of the Option. The parties acknowledge and agree that HM shall have the sole power to dispose or transfer the Shares and the Option Shares and to exercise, dispose or transfer the Option. RA agrees to execute the appropriate stock powers and forms of assignment in favor of HM to reflect the foregoing agreement. At HM's sole discretion, the Option may be assigned to him so that upon exercise the Option Shares will be issued in his name or the name of his designee.

     4. Calculation of Net Profits or Losses, Net Proceeds. HM has the sole authority to calculate the net profits or losses resulting from the sale of the Shares and the net proceeds resulting from the sale of the Option and the Option Shares. HM shall promptly send to the parties his calculations of such net profits and net proceeds.

     5. Voting Power with respect to the Shares and the Option Shares. The parties acknowledge that HM shall have sole voting power with respect to the Shares and the Option Shares, if they are to be registered in his name. RA hereby grants HM an irrevocable proxy, coupled with an interest, to vote the RA Shares and, if the Option Shares are to be registered in the name of RA, the Option Shares on his behalf, and agrees to execute all necessary documentation to effectuate the foregoing.

     6. Schedule 13D filings and amendments; Further Purchases of the Company's securities. The parties hereby authorize HM to prepare, sign and file on their behalf all Schedule 13D reports, and amendments thereto, with the Securities and Exchange Commission with respect to the Shares, the Option and the Option Shares. To ensure that the parties collectively will not own in the aggregate more than 9.99% of the Company's Common Stock, the parties agree that they will not acquire any additional shares of Common Stock of the Company (or securities currently convertible into shares of Common Stock of the Company) without first notifying HM in writing of the number of shares of Common Stock they propose to acquire and obtaining HM's consent in writing to consummate such acquisition.

     7. Representations and Warranties of EM and MJ. EM and RJ each represents and warrants to HM and RA as to himself only that he has received a copy of the Subscription Agreement dated as of the date hereof between HM and the Company (the "Subscription Agreement") and the Registration Rights Agreement dated as of the date hereof among the Company, HM, RA and certain other purchasers of shares of Common Stock of the Company (the "Registration Agreement") and agrees that the terms and conditions therein, in particular the representations and warranties of the purchaser provided in Section 2 of the Subscription

Agreement, are incorporated herein by reference in full as if he was a signatory to such agreements and govern his beneficial ownership in the Shares, the Option and the Option Shares. They also acknowledge that the Company is a third-party beneficiary of the provisions of this Section 7.

     8. Miscellaneous. This Agreement constitutes the entire agreement between the parties and may not be amended without the written agreement of each of them. This Agreement is governed by the laws of the State of New York and may be executed in counterparts, which, taken together, shall constitute one Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth herein.

                                                      /s/ Howard Milstein
                                                      --------------------------
                                                      Howard Milstein

                                                      /s/ Edward Milstein
                                                      --------------------------
                                                      Edward Milstein

                                                      /s/ Michael Jesselson
                                                      --------------------------
                                                      Michael Jesselson

                                                      /s/ Ronald L. Altman
                                                      --------------------------
                                                      Ronald L. Altman






                                      - 3 -